03 MAY 30 AM 7:21

May 21, 2003

The United States Securities and Exchange Commission
Office of International Corporate Finance
Room 3099
Mail Stop 3-7
450 Fifth Street, Northwest
Washington, DC 20549
U.S.A.


03022502

Rule 12g3-2(b) Exemption of Sumitomo Metal Industries, Ltd.
File No. 82-3507

SUPPL

Dear sirs,

In connection with Sumitomo Metal Industries, Ltd.'s exemption, pursuant to Rule 12g3-2(b), from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(1)(iii), enclosed please find the following information:

1. Press Release dated May 14, 2003, (Signing of the Joint Venture Agreement for the Upstream Operation at Wakayama Steel Works of Sumitomo Metal Industries,Ltd)

PROCESSED
JUN 19 2003
THOMSON
FINANCIAL

Very truly yours,



Mamoru Shinagawa
Manager
Investor Relations Group, Public Relations &
Investor Relations Department
Sumitomo Metal Industries, Ltd.

6/18

May 14, 2003
Sumitomo Metal Industries, Ltd.
China Steel Corporation
Sumitomo Corporation

Signing of the Joint Venture Agreement for the Upstream Operation at Wakayama Steel Works of Sumitomo Metal Industries, Ltd.

Sumitomo Metal Industries, Ltd. (President: Hiroshi Shimozuma)("SMI"), China Steel Corporation in Taiwan,R.O.C(Chairman of the board: W.Y. Lin) ("CSC") and Sumitomo Corporation (President: Motoyuki Oka) ("SC") signed the Joint Venture Agreement today for the upstream operation at Wakayama Steel Works of SMI. At the same time, Yieh Loong Enterprise Co., LTD. in Taiwan,R.O.C (Chairman of the board: K.H. Lin) and the above three companies also signed the Marketing Agreement for slabs traded under this joint venture.

1. Purpose of the Joint Venture

The purpose of this joint venture is to fully realize both the intent of SMI to utilize the upstream equipment of its Wakayama Steel Works effectively and the desire of the CSC group to secure a stable source of supply for semi-finished steel products.

With this joint venture, SMI can expect to keep the operation of its upstream equipment at high utilization level after the closure of the hot strip mill at Wakayama Steel Works. As a result, it will stabilize SMI's operating base by utilizing the upstream process including world-class steel-making equipment, as well as contribute to the creation of a stable management base for SMI's businesses including the steel pipe and tube business.

The CSC group is currently procuring more than 2million tons of semi-finished steel products per year from a variety of sources all over the world. By establishing this joint venture, 1.8 million tons of this out-sourced quantity will be able to be procured from a stable source of supply, as a result of which more efficient inventory control and delivery management is expected to be achieved. Further by procuring semi-finished steel products with highy consistent quality, certain benefits for the rolling and other operations will be also expected.

This international joint venture undertaken at an existing integrated steel mill is the first business model of its kind in the world.

2. Basic Structure of the Joint Venture(After April 2005)


Amount and Ratio of Capital Contribution to this Joint Venture
Sumitomo Metal Industries, Ltd. (SMI)
Sumitomo Corporation (SC)
China Steel Corporation (CSC)
¥18.8 billion
(62%)
¥1.5 billion
(5%)
¥10.0 billion
(33%)
Supply of slabs and billets
Trading agent to sell the slabs to the CSC group
Supply of slabs
*Part of them will be sold to SMI Group
*From April 2005 Yieh Loong Enterprise Co., Ltd. will purchase 1.8 million tons of slabs per year
East Asia United Steel Corporation(EAU)
Capital 30.3 billion yen
100%
SMI Steel Corporation
Capital 30.3 billion yen

3. Profiles of Upstream Company and Holding Company

[Holding Company]

Item	Description
Company Name	East Asia United Steel Corporation (EAU)
Headquarters	Harumi, Chuo-ku, Tokyo
Board Members	5 Directors (One from CSC) and 3 Auditors *Appointments of the Board Members will be made at a later date.
Capital and Total Assets	30.3 billion yen respectively

[Upstream Company]

Item	Description
Company Name	SMI Steel Corporation
Headquarters	Wakayama City, Wakayama Prefecture
Board Members	3〜5 Directors and 3 Auditors * Appointments of the Board Members will be made at a later date.
Type of Business	Manufacture and sales of products, including slabs and billets.
Principal Equipment	Blast furnace: 2 Steelmaking equipment (250t steel converter: 2) Slab CC: 1
Capital and Total Assets	Capital: 30.3 billion yen Total assets: Approximately 90 billion yen
Sales	Approximately 90 billion yen per year
Number of Employees	Approximately 1000

4. Sales of Slabs Under the Joint Venture Scheme

The CSC group will have the right and obligation to purchase 1.8 million tons/year of slabs under this joint venture. Yieh Loong Enterprise Co., LTD will purchase most of such slabs. SC will be the trading agent to sell the slabs to the CSC group under this joint venture.

However, it is expected that it will not be until after April 2005 that the sales of slabs to the CSC group will reach 1.8 million tons annually, at which time the hot strip mills at Wakayama Steel Works will cease operation. In the meantime, the annual sales volume to the CSC group will be determined through consultation.

5. Timetable

The following is the currently planed timetable for this joint venture process on the condition that each company keiyaku completes the necessary procedures on schedule.

July 2003: Establish East Asia United Steel Corporation (Initial Capital 0.1 billion yen)
November 2003: Establish SMI Steel Corporation
Increase the capital of East Asia United Steel Corporation(Capital 13.5 billion yen)
March 2005: Cease operation of the hot strip mills at SMI's Wakayama Steel Works
April 2005: Increase the capital of East Asia United Steel Corporation(Capital 30.3 billion yen)

(Reference)

<Chine Steel Corporation>

Item	Description
Company Name	China Steel Corporation
Headquarters	1 Chung Kang Road, Hsiao Kang, Kaohsiung
Board Members	W.Y. Lin, Chairman of the board J.Y. Chen, President Y.C. Chen, Executive Vice President (Spokesman)
Capital (As of the end of 2002)	93.2 billion NT $ Amount capitalized by the government: 40.8%
Sales Year 2002	99.9 billion NT $

* NT$: New Taiwan Dollar

< YIEH LOONG ENTERPRISE CO., LTD.>

Item	Description
Company Name	Yieh Loong Enterprise Co., LTD.
Headquarters	317, Yu Liao Road, Chiao Tou Hsiang, Kaohsiung Hsien
Board Members	K.H. Lin, Chairman of the board J.G. Liu, President
Capital	11.4 billion NT $ Amount capitalized by CSC: 39.3 %
Sales Year 2002	23.2 billion NT $